ELEC COMMUNICATIONS CORP.
                          75 South Broadway, Suite 302
                          White Plains, New York 10601


March 10, 2006


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

Re:  eLEC Communications Corp.
     Registration Statement on Form SB-2
     File No. 333-123696
     Application for Withdrawal

Ladies and Gentlemen:

     Pursuant to Rule 477 of the Securities Act of 1933, as amended, eLEC Communications Corp. (the "Company") hereby requests the immediate withdrawal of its registration statement on Form SB-2 (File No. 333-123696), filed on March 30, 2005, together with all exhibits thereto (collectively, the "Registration Statement").

     The Company requests the withdrawal of such Registration Statement because the shares of the Company's stock registered pursuant to such Registration Statement have been re-registered pursuant to a registration statement on Form S-1 (File No. 333-132285), filed on March 8, 2006.

     No shares have been sold pursuant to the Registration Statement. Should you have any questions regarding the Company's application for withdrawal of the Registration Statement, please contact outside legal counsel to the Company, Eric M. Hellige, Pryor Cashman Sherman & Flynn LLP, 410 Park Avenue, New York, New York 10022 at (212) 326-0846. Kindly forward a copy of the order withdrawing the Registration Statement to the attention of Mr. Hellige at the address in the previous sentence.

                                       Sincerely,

                                       eLEC Communications Corp.

                                       By: /s/ Paul H. Riss
                                           ----------------
                                           Paul H. Riss
                                           Chief Executive Officer